UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PENN TREATY AMERICAN CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

707874103
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin & Kratz, PC LLO
Elkhorn, NE 68022		Suite 3700 First National Tower
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2012
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

Number of	547,034 Shares
Shares
Beneficially	8. Shared Voting Power
Owned by
Reporting	0
Person
With	9. Sole Dispositive Power

547,034 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

547,034 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 2.35% of voting securities

14.	Type of Reporting Person
PN

CUSIP NO. 707874103	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 9 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Penn Treaty American Corporation (“Penn Treaty”) by adding the following information to the items indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of May 18, 2012, the Partnership owns 523,534 shares of Penn Treaty common stock.  Mr. Parsow also owns 23,500 shares of Penn Treaty common stock in an individual retirement account.  The Penn Treaty Form 10-K for the year ended December 31, 2006 reported that there were outstanding 23,290,712 shares of Penn Treaty common stock as of March 28, 2008.  Based on this number, the Partnership and Mr. Parsow own in the aggregate approximately 2.35% of the Penn Treaty common stock.  Such Form 10-K was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by Penn Treaty under the Act setting forth the number of shares of Penn Treaty common stock outstanding.

(c)  During the past 60 days, the Partnership sold 779,166 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $0.40 to $0.55 per share.

(e)  On May 9, 2012, the Partnership ceased to be the beneficial owner of more than five percent of the Penn Treaty common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  May 18, 2012

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By: /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager